mc

09057351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5067 Palmera Drive
(No. and Street)

Oceanside (City) California (State) 92056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Helmle 800-863-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Patrick Driscoll; Driscoll & Associates
(Name – *if individual, state last, first, middle name*)

43521 Ridge Park Dr., Suite 101 (Address) Temecula (City), Ca. (State) 92590 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joshua Helmle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ANGELA F. HELMLE
COMM. #1695786
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXPIRES SEPT. 25, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Footnote 4
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Footnote 5
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Integrity Brokerage Services, Inc.
Financial Statements and
Supplemental Information
December 31, 2008

Integrity Brokerage Services, Inc.
December 31, 2008

TABLE OF CONTENTS

Driscoll & Associates 43521 Ridge Park Dr., Ste 101 • Temecula, California 92590
CERTIFIED PUBLIC ACCOUNTANTS (951) 695-4732 Office • (951) 695-4737 Fax

Joshua Helmle
President
Integrity Brokerage Services, Inc.
Oceanside, CA

Independent Auditor's Report

We have audited the accompanying balance sheet of Integrity Brokerage Services, Inc. (the Company) as of December 31, 2008, and the related statements of earnings and comprehensive income, changes in equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity brokerage Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the related schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Driscoll, CPA

John P. Driscoll
Certified Public Accountant
Temecula, California
February 23, 2009

Integrity Brokerage Services, Inc.
Balance Sheet
December 31, 2008

Assets

Current assets				
Cash and cash equivalents	$	25,317		
Deposits with clearing organizations (cash and cash equivalents)		54,083		
Short-term investments		44,417		
Prepaid insurance		674		
Receivable from clearing organizations		11,924		
Total current assets			$	136,415
Fixed assets				
Furniture, computers & office construction, at cost, less accumulated depreciation of $27,683				37,154
Total assets			$	173,569

Liabilities and Stockholders' Equity

Current liabilities				
Accounts payable	$	1,264		
Accrued expenses		56		
Commissions payable		185		
Corporate state tax payable		714		
Total current liabilities			$	2,219
Stockholders' equity				
Common stock - 100,000 shares authorized, issued and outstanding		79,854		
Additional paid-in capital		5,000		
Retained earnings		86,496		
Total stockholders' equity				171,350
Total liabilities and stockholders' equity			$	173,569

The accompanying notes are an integral part of these financial statements.

Integrity Brokerage Services, Inc.
Statement of Earnings and Comprehensive Income
For the Year Ended December 31, 2008

Revenue - Schedule 1	$	522,028
General and administrative expenses - Schedule 2		422,312
Operating earnings		99,716
Other income (expenses)		
Gain (Loss) on sale of investments		4,213
Total other income (expenses)		4,213
Earnings before taxes		103,929
Provision for taxes on earnings		1,499
Net earnings		102,430
Comprehensive income, net of tax:		
Unrealized (losses) gains on marketable securities		(28,908)
Comprehensive income	$	73,522

The accompanying notes are an integral part of these financial statements.

Integrity Brokerage Services, Inc.
Statement of Changes in Equity
For the Year Ended December 31, 2008

	Common Stock				Additional		Retained
	Shares		Amount		Paid-In Capital		Earnings
Balance at January 1, 2008	100,000	$	79,854	$	5,000	$	145,258
Net Income for the year							73,522
Distributions to shareholders							(132,284)
Balance at December 31, 2008	100,000	$	79,854	$	5,000	$	86,496

The accompanying notes are an integral part of these financial statements.

Integrity Brokerage Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Comprehensive income	$	73,522
Adjustments to reconcile comprehensive income to net cash provided by operating activities:		
Depreciation		2,884
Gain on sale of investments		(4,213)
Unrealized losses on investments		28,908
(Increase) Decrease in receivable from clearing organization		287,073
(Increase) Decrease in prepaid expenses		202
Increase (Decrease) in accounts payable		804
Increase (Decrease) in commissions payable		(162,223)
Increase (Decrease) in accrued expenses		(19,462)
Increase (Decrease) in pension payable		(3,667)
Increase (Decrease) in corporate state tax payable		248
Total adjustments		130,554
Net cash provided (used) by operating activities		204,076
Cash flows from investing activities:		
Purchases of computers		(3,749)
Purchases of short-term investments		(106,100)
Proceeds from sales of short-term investments		4,213
Net cash provided (used) by investing activities		(105,636)
Cash flows from financing activities:		
Distributions to shareholders		(73,490)
Net cash provided (used) by financing activities		(73,490)
Net change in cash and cash equivalents		24,950
Cash and cash equivalents, beginning		54,450
Cash and cash equivalents, ending	$	79,400

Supplemental disclosure of cash flow information:

Interest paid	$	47
State tax paid	$	1,266

Non-cash investing and financing activity during the year ended December 31, 2008:
The company distributed short-term investments to the shareholder in the amount of $58,794.

The accompanying notes are an integral part of these financial statments.

Integrity Brokerage Services, Inc.
Notes to Financial Statements
December 31, 2008

NOTE 1: Summary of Significant Accounting Policies

Business Activity

Integrity Brokerage Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA.) The Company is a California Corporation.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Short-term Investments

The Company's short-term investments consist of equity securities classified as available-for-sale, which are stated at estimated fair value. Unrealized marketable securities gains and losses are reflected as a net amount under the caption of comprehensive income, net of tax within the statement of earnings and comprehensive income. Realized gains and losses are recorded within the statement of earnings and comprehensive income under the caption other income (expenses.) For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Fixed Assets

Property and equipment are stated at cost. Depreciation on furniture and computers is computed using the double declining balance method and useful lives ranging from three to seven years. Depreciation on office construction is computed using the straightline method and a useful life of 39 years.

Depreciation expense for the year ended December 31, 2008, is $2,884

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore no provision for federal income taxes has been included in the financial statements.

Income taxes – state only – are provided for the tax effects of transactions reported in the financial statements. These consist of taxes currently due plus deferred taxes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Cash and cash equivalents in clearing accounts totaling $54,083 is included in cash in the accompanying financial statements. The Company has an agreement with Penson Financial Services, inc. (Penson) to clear and maintain customer accounts for the Company. At December 31, 2008, Penson required the amount of $50,000 to be on deposit.

NOTE 2: Disclosures About the Fair Value of Financial Instruments

The carrying amounts of cash, deposits with clearing organizations and prepaid insurance approximate fair value because of the short maturity of the instruments.

NOTE 3: Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4: Reserve Requirement under SEC rule 15c3-3 k2 ii

The Company neither clears securities accounts nor performs custodial functions relating to customer securities. The Company is exempt from the Reserve Requirement under SEC rule 15c3-3 k2 ii.

NOTE 5: Information Relating to the Possession or Control Requirements under SEC rule 15c3-3 k2 ii

The Company neither clears securities accounts nor performs custodial functions relating to customer securities. The Company is also exempt from Rule 15c3-3 for Information Relating to the Possession or Control Requirements under SEC rule 15c3-3 k2 ii.

Integrity Brokerage Services, Inc.
Supplemental Schedules
For the Year Ended December 31, 2008

Schedule 1: Revenue

Commissions	$	472,567
Rebates		35,868
Other fee income		6,789
Dividends		5,112
Interest		1,692
Total revenue	$	522,028

Schedule 2: General and administrative expenses

Commissions	$	225,227
Automobile expense		983
Bank service charges		254
Utilities and telephone		7,877
Office expenses		13,822
Insurance		1,026
Interest		47
Marketing		155
Penalties		37
Clearing charges		93,954
Professional fees		11,371
Registration fees		7,783
Soft dollar costs		48,454
Research		2,769
Depreciation		2,884
Travel, meals and entertainment		5,411
Taxes and licenses		258
Total general and administrative expenses	$	422,312

Integrity Brokerage Services, Inc.
Supplemental Schedules
December 31, 2008

Schedule 3: Computation of Net Capital

Total stockholders' equity	$	171,350
Deduct stckholders' equity not allowable for net capital		
Total stockholders' equity qualified for net cpaital		171,350
Nonallowable assets		
Furniture, computers & office construction, at cost, net of accumulated depreciation		37,154
Prepaid insurance		674
Total nonallowable assets		37,828
Net capital before haircuts on securities positions		133,522
Haircuts on securities		
Penson Clearing Deposit		1,082
Investment account cash		506
Investment account stock		6,663
		8,251
Net capital	$	125,271
Aggregate indebtedness	$	2,219
Computation of basic net capital requirement		
Minimum net capital required		148
Minimum dollar net capital requirement		50,000
Net capital requirement	$	50,000
Excess net capital	$	75,271
Excess net capital at 1,000 percent	$	125,049
Ratio: Aggregate indebtedness to net capital		0.018 to 1
Reconciliation with company's computation (included in Part II of For X-17A-5 as of December 31, 2008		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	125,271
Net capital per above	$	125,271

Statement Pursuant to SEC Rule 17a-5(d)(4)

At December 31, 2008, no material differences exist between the Computation of Net Capital under Rule 15c3-1 and the corresonding unaudited Part IIA filing of Integrity Brokerage Services, Inc. for the period then ended.

The accompanying notes are an integral part of these financial statements.

Driscoll & Associates
CERTIFIED PUBLIC ACCOUNTANTS
43521 Ridge Park Dr., Ste 101 • Temecula, California 92590
(951) 695-4732 Office • (951) 695-4737 Fax

Joshua Helmle
President
Integrity Brokerage Services, Inc.
Oceanside, CA

In planning and performing our audit of the financial statements and supplemental schedules of Integrity Brokerage Services, Inc. (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process,

or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John P. Driscoll, CPA.

John P. Driscoll
Certified Public Accountant
Temecula, California
February 23, 2009

SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5067 Palmera Drive
(No. and Street)

Oceanside (City) California (State) 92056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Helmle 800-863-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Patrick Driscoll; Driscoll & Associates
(Name – *if individual, state last, first, middle name*)

43521 Ridge Park Dr., Suite 101 Temecula, Ca. 92590
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joshua Helmle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ANGELA F. HELMLE
COMM. #1695786
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXPIRES SEPT. 25, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Footnote 4
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Footnote 5
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*